Exhibit 10.34

January 9, 2021

Michael D. Kaswan

[Omitted pursuant to Item 601(a)(6)]

[Omitted pursuant to Item 601(a)(6)]

[Omitted pursuant to Item 601(a)(6)]

Re: Offer of Employment

Dear Mike,

We are pleased to offer you the position of Chief Financial Officer at Orchestra BioMed, Inc. (“OBIO” or the “Company”) and we are excited about the prospect of having you join our team. You will be reporting to the David Hochman, Chairman & CEO at OBIO. The starting date for your employment will be January 10, 2022.

The following are the terms and conditions of our Offer of Employment:

1.	You will serve as the Chief Financial Officer of the Company and shall have the duties, responsibilities, functions and authority as set forth in the Company’s by-laws (as currently in effect). The principal location of your employment with the Company shall be at the Company’s offices in New Hope, PA and New York, NY.

2.	You will be paid an annual base salary in 24 semi-monthly installments equal to a gross amount of $15,625.00 each, which is equivalent to $375,000 on an annual basis, subject to deductions for applicable taxes and withholdings, in accordance with Company’s regular payroll practices.

3.	Your position with OBIO is an “exempt” position for purposes of the Federal Fair Labor Standards Act.

4.	You will be eligible for an annual incentive based bonus with a target of 50% of your base salary starting with the 2022 calendar year (the “Annual Bonus”). The Annual Bonus will be awarded based on the achievement of milestones determined by the Company’s Board of Directors and, if awarded, will be paid in accordance with, and subject to the terms of, OBIO’s annual bonus payment practices as may be in effect from time to time.

5.	You will receive a one-time bonus payment in the amount of $50,000 (the “Funding Bonus”) within fifteen (15) business days following the closing (the “Closing”) of the Company’s planned Series D private placement offering of at least $100 million in gross proceeds (this offering will constitute the Follow-On Offering, as defined in the Confidential Private Placement Memorandum originally dated January 22, 2018). You will also receive a one-time bonus payment of $50,000 (the “Anniversary Bonus”) within fifteen (15) business days following the date which is eighteen (18) months from your employment start date (“One Year Anniversary”).

6.	In addition to your base salary and bonus compensation, you will be eligible to participate in all benefit plans made available to the Company’s executive officers, including, without limitation, OBIO’s health benefit plans (with a monthly contribution by you of 10-20% of the premium cost depending on the plan you choose) and a Company-sponsored (non-matching) 401k plan, subject to the eligibility, vesting and other terms of these plans. Please be aware that OBIO may change its benefits plans (and any required employee contribution) as determined from time to time.

150 Union Square Drive – New Hope, PA 18938 | T.254.4900 | www.orchestrabiomed.com

7.	You will receive an initial grant of ten-year options to purchase 251,413 of shares of OBIO common stock (“Initial Grant”) pursuant to OBIO’s Incentive Stock Option plan (the “Equity Incentive Plan”) no later than February 10, 2022, and the Company shall give you at least five business days’ notice before the Initial Grant is made. The exercise price of each such option shall be the fair market value of common stock at time of grant as determined by OBIO’s Board of Directors based on a 409A valuation completed by a qualified independent firm. You may elect to receive up to 100% of the Initial Grant in Restricted Shares rather than stock options. You must make such election within five (5) business days of the date of the Initial Grant. You will be granted additional ten-year options to acquire common stock of the Company representing 1.25% of the fully diluted common shares outstanding as of the Closing (“Additional Grant”). Such award shall be made pursuant to the Equity Incentive Plan at an exercise price equal to the fair market value of the Company’s common stock at the date of issuance. The Initial Grant (for clarity, including any Restricted Shares) will vest as follows: (a) one third (1/3) will vest on the date which is twelve (12) months from your employment starting date; and (b) the remainder in equal quarterly installments over a 2-year period from the date which is twelve (12) months from your employment starting date. The Additional Grant will vest in equal quarterly installments over a 3-year period from the date of grant.

8.	You will also receive paid time off consistent with the Company’s other executives, currently four weeks (20 business days) of paid vacation annually, which will be accrued based on your start date. In case of an illness, the Company also offers empoyees five (5) paid sick days annually.

9.	The Company shall reimburse you for any expenses reasonably incurred by you during your employment in furtherance of your duties hereunder, including business travel, meals and accommodations, in compliance with such rules and policies relating thereto as the Company may from time to time adopt.

10.	Upon any termination of your employment with the Company, the Company shall pay you (or in the event of your death, your devisee, legatee, or other designee or, if there be no such designee, your estate) the following: (i) any earned but unpaid base salary; (ii) reimbursement for reimbursable expenses incurred by you prior to the date of termination in accordance with Section 9; (iii) vested and accrued benefits, if any, to which you may be entitled hereunder or under the Company’s employee benefit plans as of the date of termination; and (iv) any additional amounts or benefits due under any applicable plan, program, agreement or arrangement of the Company, including the Equity Incentive Plan, subject to the terms of such plan, program, agreement or arrangement (the amounts and benefits described in clauses (i) through (iv) above, collectively, the “Accrued Benefits”).

11.	If your employment is terminated without Cause or for Good Reason (as defined on Exhibit A), then, in addition to the Accrued Benefits: (a) conditioned on your execution in favor of the Company (including its subsidiaries and affiliates and its and their officers, directors and employees) of a general release of all claims in substantially the form attached hereto as Exhibit B (the “Release”) becoming irrevocably effective and subject to your compliance with your obligations under the Restricted Covenant Agreement (as defined in Section 15), the Company shall (i) continue to pay to you, as severance, your base salary for six (6) months (subject to extension as provided below, the “Severance Period”) subject to deductions and withholdings and, subject to Section 12, paid in accordance with the Company’s normal payroll practices as described in paragraph 1 (the “Severance Payments”), (ii) pay you the Anniversary Bonus if such termination occurs after the initial 12 months of the commencement of your employment with the Company and any earned but unpaid Annual Bonus for the year prior to such termination, each within 10 days after such termination, (iii) pay you the Funding Bonus if earned but unpaid on or prior to such termination, or if the Closing occurs following such termination but prior to the end of the Severance Period, and (iv) reimburse you for the premiums you pay to continue medical benefits for you and your eligible dependents under applicable law (COBRA) for the Severance Period or, if earlier, until you become eligible for benefits for a subsequent employer, (b) you will vest in the unvested options or shares that were scheduled to vest during the Severance Period (subject to acceleration as provided below), and (c) you will be able to exercise vested options during the Severance Period. If such a termination occurs within the period beginning 3 months prior to a Change of Control (as defined in Exhibit A) and ending 12 months following a Change of Control (the “Change of Control Period”), and conditioned upon your execution of the Release, there will be full acceleration of equity vesting. The Severance Period shall be nine (9) months if your termination occurs on or after the One Year Anniversary and twelve (12) months if your termination occurs during the Change of Control Period.

12.	If the conditions set forth in Section 11(a) are satisfied, then the Severance Payments shall be made in accordance with the applicable provisions of Section 11 commencing on the sixtieth (60th) day following the effective date of such termination. The first Severance Payment shall include payment of all Severance Payments that otherwise would have been due prior thereto under the terms of this agreement had such payments commenced immediately on the effective date of such termination, and any Severance Payments made thereafter shall continue as provided herein.

13.	The terms herein are intended to meet the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, (“Section 409A”) and will be interpreted and construed consistent with that intent. Any provision of this agreement to the contrary notwithstanding, if the Company determines that any compensation or benefits payable under this agreement may be subject to Section 409A, the Company shall work in good faith with you to adopt such amendments to this agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions that the Company and you determine are necessary or appropriate to avoid the imposition of taxes under Section 409A, including without limitation, actions intended to (1) exempt the compensation and benefits payable under this agreement from Section 409A, or (2) comply with the requirements of Section 409A; provided, however, this Section shall not create an obligation on the part of the Company to adopt any such amendment, policy or procedure or take any such other action, nor shall the Company have any liability for failing to do so. The decision to adopt any such amendment, policy or procedure shall rest solely with the discretion of the Company which it may elect not to exercise. For purposes of this agreement, the terms “terminate,” “terminated” and “termination” mean a termination of your employment that constitutes a “separation from service” within the meaning of the default rules of Section 409A. For purposes of Section 409A, your right to receive any installment payments pursuant to this agreement shall be treated as a right to receive a series of separate and distinct payments. Notwithstanding any contrary provision herein, to the extent that the right to any payment (including the provision of benefits) hereunder provides for the “deferral of compensation” within the meaning of Section 409A, the payment will be paid (or provided) in accordance with the following:

●	If you are a “Specified Employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code on the date of your termination of employment, then no such payment shall be made or commence during the period beginning on the date of termination and ending on the date that is six (6) months following the date of termination or, if earlier, on the date of your death. The amount of any payment that would otherwise be paid to you during this period will instead be paid on the fifteenth (15th) day of the first calendar month following the end of the period.

●	Payments with respect to reimbursements of expenses, business club memberships, financial planning expenses, relocation expenses or legal fees shall be made on or before the last day of the calendar year following the calendar year in which the relevant expense is incurred. The amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year.

14.	Provided that it will not interfere with you duties as Chief Financial Officer of OBIO, we understand and acknowledge that you will wind down your current role and assignments with Burkland Associates prior to March 31, 2022 and that you will be compensated for completion of such work through this date. Following such date or completion of outstanding duties related to Burkland Associates, you will work full-time for OBIO and will not take on outside work in any capacity unless agreed in advance by the Chief Executive Officer of OBIO. The foregoing notwithstanding, you may (i) participate in trade associations or industry organizations which are related to the business of the Company or engaging in charitable, civic, religious or political activities, (ii) engage in personal and family investment activities that do not give rise to any conflict of interests with the Company, (iii) subject to the prior written approval of the OBIO CEO, which the CEO will exercise in his reasonable discretion, accept directorships or advisory/consulting roles unrelated to the Company that do not give rise to any conflict of interests with the Company, (iv) act as a director or advisor/consultant to Sword Performance, Inc. and Thrive Senior Solutions, Inc., (v) serve as a paid referral source to Burkland Associates, LLC, and (vi) provide services to Rockwell Development Group, LLC pursuant to a SPAC finders agreement, in each case so long as the interests in (i) through (vi) above do not interfere, individually or in the aggregate, with the performance of your duties hereunder, including the restrictive covenants set forth in the Restricted Covenant Agreement.

15.	As OBIO’s proprietary information is extremely important, this Offer of Employment is expressly subject to your signing the attached Confidentiality, Non-Competition, Non-Solicitation and and Intellectual Property Assignment Agreement (the “Restricted Covenant Agreement”).

16.	During the term of your employment, the Company will continue to maintain the officer and director liability insurance policy currently in effect (which, upon the commencement of your employment, will cover you), and the Company, in its sole discretion, will determine the appropriate limits, level and coverage of officer and director liability insurance from time to time. In addition, Executive will be provided indemnification to the fullest extent permitted by the Company’s Certificate of Incorporation or Bylaws

17.	In accordance with the Federal Immigration Reform and Control Act, this offer is contingent upon your satisfactorily providing documents proving your identity and demonstrating that you are authorized to work in the United States. You must complete an “I-9 form” no later than three days after your employment commences.

18.	OBIO makes this offer contingent upon completion of a satisfactory background investigation, including, but not limited to, verification of former employment, professional certifications, criminal record, designations or licenses, and general financial information (including, without limitation, academic, business, and other references).

19.	If you are not legally able to work in the United States, if you fail to consent to a background investigation or any part of the background investigation proves unsatisfactory to OBIO, we reserve the right to rescind this Offer of Employment or terminate your employment immediately without any prior notice to you.

20.	This letter supersedes any prior verbal or written representations and does not constitute a guarantee of employment. Your employment with OBIO will be “at-will.” This means that both you and OBIO have the right to terminate your employment at any time, with or without cause, and without further obligation to you other than payment of amounts that are required under applicable law and as described in this agreement.

21.	Payments to you hereunder are subject to applicable federal, state and local wage withholding requirements.

22.	The terms herein shall be interpreted in accordance with the laws of the State of New York, without regard to the conflicts of laws principles that might direct application of the laws of any other jurisdiction. By accepting employment, you consent to the exclusive jurisdiction of the appropriate state or federal court located in New York, New York as the venue for any claims arising out of or relating to this Offer of Employment or your employment with OBIO (or any of its subsidiaries, affiliates, parents, successors or assigns). You acknowledge that you are subject to the jurisdiction of such courts and waive any objection to such courts as being inconvenient forums. Both you and OBIO knowingly and voluntarily waive any right to trial by jury in any action arising out of or relating to this offer letter or your employment with OBIO or any of its subsidiaries, affiliates, parents, successors or assigns.

23.	The Company expects you to comply with any continuing legal or contractual obligations you may have to your former employer. Accordingly, you agree that you will, in all respects while employed by the Company, comply with such obligations to your former employer. Without limiting the foregoing, in accepting employment with OBIO and signing below, you represent that (i) you have not taken or downloaded to your computer, to any USB or to any other electronic device, and/or will return without retaining copies, all trade secret, proprietary, or other confidential information and any other materials which belong to any of your former employer(s); (ii) in connection with your OBIO employment, you will not use or disclose any trade secret, proprietary or other confidential information which belongs to your former employer(s) and if any OBIO employee asks you to use or disclose any trade secret, proprietary or other confidential information belonging to a former employer you shall promptly notify Darren Sherman; (iii) you are not party to any agreement or subject to any policy that would prevent or restrict you from engaging in activities competitive with the activities of your former employer(s) or, if you are subject to such an agreement or policy, you have complied and will comply with it; (iv) you have not solicited or encouraged, and will not request, solicit or encourage, any employees or customers/clients of your former employer(s) to join OBIO in violation of any contractul or common-law obligation or duty to your past employer(s); and (v) you are not subject to any agreement or policy that requires you to provide notice of your resignation to your prior employer(s) in order for such resignation to become effective (or if you are subject to such agreement or policy, you have provided notice, and the notice will have elapsed before your scheduled start date with OBIO).

24.	This agreement shall be binding upon the successors and assigns of the Company, and shall inure to the benefit of and be enforceable by and against its successors and assigns. This agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, heirs, distributees, devisees and legatees.

* * * *

We look forward to a successful and mutually rewarding working relationship. If you have any questions regarding the above, please feel free to call David Hochman at [Omitted pursuant to Item 601(a)(6)]. This offer is contingent upon your written acceptance prior to 5:00 pm EDT on January 10, 2022.

My signature below indicates that I accept this offer of employment upon the terms discussed above. I understand the terms of this offer letter supersede any prior representations or terms made by the Company or any representative of the Company, whether expressed orally or in writing.

Orchestra BioMed, Inc.		Accepted and Agreed:

By:	/s/ David Hochman	/s/ Michael D. Kaswan
	David Hochman	Michael D. Kaswan
	Chairman and CEO	January 9, 2022

EXHIBIT A

For purposes of this letter, “Cause” shall mean the following (for the avoidance of doubt, “poor performance” will not constitute Cause) and shall be communicated in writing by the Company’s Board of Directors:

i.	Employee’s willful engagement in dishonesty, breach of trust, unethical business conduct, illegal conduct or gross misconduct with respect to the Company;

ii.	Employee’s embezzlement, misappropriation or fraud, whether or not related to Employee’s employment with the Company;

iii.	Employee’s arrest or conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude, fraud or misrepresentation (whether or not related to Employee’s employment with the Company);

iv.	Employee’s commission of any willful or intentional act that would reasonably be expected to injure the reputation, business, or business relationships of the Company, notice of which shall have been delivered to Employee by the Board, and which identifies the manner in which the Company believes Employee has engaged in such acts;

v.	Employee’s violation of a material policy of the Company, notice of which shall have been delivered to Employee by the Board, and which identifies the manner in which the Company believes Employee has engaged in intentional commission of any such policy violation, and Employee has failed to remedy such failure within the fifteen (15) day period immediately following receipt of the notice of such failure (unless the policy breach is one that, in the Company’s determination, cannot be remedied after-the-fact, e.g., intentional discrimination, sexual harassment, workplace violence, etc.);

vi.	Employee’s use, possession, or being under the influence of illegal drugs (or abuse of prescription drugs) on the Company premises or at a Company-related event;

vii.	Any reasonably substantiated allegation(s) of child abuse or neglect made against Employee;

viii.	Employee’s willful unauthorized disclosure of Confidential Information;

ix.	Failure to cooperate in an internal investigation by the Company;

x.	Employee’s material breach of any obligations to the Company (other than due to sickness, injury or death), which Employee has failed to remedy within the fifteen (15) day period immediately following receipt of notice of such breach; and

xi.	Continued or excessive absences or tardiness, after an official warning has been issued to Employee and failure to cure (not including authorized leaves of absence, FMLA leave, or absences that are a result of an accommodation under the Americans with Disabilities Act);

150 Union Square Drive – New Hope, PA 18938 | T.254.4900 | www.orchestrabiomed.com

“Good Reason” means (i) the Company’s failure to pay or provide when due (or, with respect to the Employee’s salary, there is a reduction in) the Employee’s salary, (ii) a material reduction in the benefits provided to Employee under this letter unless such reduction is reasonably commensurate with a reduction in benefits made available to all employees of the Company in general or the Company separately compensates Employee for the reasonable cost of obtaining similar benefits elsewhere, (iii) a material reduction in Employee’s level of responsibility, title or authority with or in the Company, (iv) any material breach, non-performance or nonobservance by the Company of any of the terms of this agreement, or (v) any relocation of the Employee’s principal work location to a location more than seventy-five (75) miles from Princeton, NJ, or requiring the Employee to relocate his permanent home residence, and in the case of clause (i), (ii), (iii) and (iv) above, which failure, reduction breach is not cured (or corrected) within ten (10) days after the receipt by theCompany’s CEO from the Employee of his written notice.

“Change of Control” means the occurrence of any of the following events: (i) an acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation but excluding any merger effected exclusively for the purpose of changing the domicile of the Company), or (ii) a sale of all or substantially all of the assets of the Company (collectively, a “Merger”), so long as in either case the Company’s stockholders of record immediately prior to such Merger will, immediately after such Merger, hold less than fifty percent (50%) of the voting power of the surviving or acquiring entity.